02037455

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PE 7/2/02

RECD S.E.C.
JUL 8 - 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

For July 2, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ *Form 40-F* _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ *No* ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Cover note and Fact sheet issued on July 2, 2002

Please find below and attached a cover note and a fact sheet (4 pages) that are being distributed by our Investor Relations Department.

Press enquiries: + 31 20 541 5469

CC&S/IR, AA 13.06

+31 20 541 54 62 / 5451

020702

2 July 2002

Subject
Filing Form 20-F

Dear Sir or Madam,

Today we were informed that the SEC declared ING Group's Form F-3 shelf registration effective on 1 July 2002. This shelf registration enables ING to issue a wide range of debt and equity securities in the US without having to file an extensive prospectus and without a further extensive review for a period of two years.

Since this was the first Form F-3 filing by ING, the SEC performed a full review on it. Coinciding with the Form F-3 review, the SEC also reviewed ING's 2001 Form 20-F (prior to filing), because the Form F-3 refers to the Form 20-F. Following this review, the Form 20-F was filed on 1 July 2002.

Please note that the Form 20-F contains an additional reconciling item between Dutch GAAP and US GAAP if compared to the supplemental US GAAP information in the approved Dutch GAAP *Annual Accounts 2001*. For your information we have attached a fact sheet that explains the background of this additional reconciling item.

Should you require any additional information, please contact the ING Group Investor Relations Department on +31 20 541 5463 or +31 20 541 6527.

Kind regards,

Herman Geuze
Director Investor Relations & Credit Rating

Fact Sheet on ING's Annual Report on Form 20-F 2001 Filing

On Monday 1 July 2002 at 15.45 hrs New York time ING Group filed its US Securities and Exchange Commission ("SEC") **Annual Report on Form 20-F 2001** ("2001 20-F") with the SEC. This filing took place after review by the SEC. The 2001 20-F is now available on the ING web site (www.ing.com).

ING submits a 20-F annually as part of the periodic reporting requirements under US law and regulation. The 20-F includes audited financial statements under Dutch GAAP, as well as a reconciliation of these figures to US GAAP.
A reconciliation statement is also provided following the release of the 6-months figures.

In reconciling to US GAAP, ING makes a number of adjustments to various line items in its financial statements. This reflects the many differences in the respective accounting policies between the two countries.

Under Dutch GAAP and US GAAP, equity securities are valued based on fair value. Changes in the carrying amount, resulting from revaluations, are credited or debited to shareholders' equity, allowing for taxation where necessary.

In its *Annual Accounts 2001* (page 22), ING disclosed that the aggregated revaluation (fair value minus purchase price) of equity securities as of 31 December 2001 amounted to EUR 5,335 million and can be broken down as follows:

- gross unrealised gains EUR 6,501 million; and
- gross unrealised losses EUR 1,166 million.

Unrealised losses resulting in impairments are charged to the profit and loss account, under Dutch GAAP as well as US GAAP. However, there is a difference in the determination of impairments:

- Under Dutch GAAP impairments are recognised mainly based on the financial condition of the issuer. In this respect Dutch GAAP is similar to International Accounting Standards.
  ING assesses the financial condition of the issuer in the long-term. This is consistent with ING's long-term investment strategy.

- Under US GAAP, impairments are recognised when unrealised losses on equity securities are other than temporary. According to the interpretation of the SEC, unrealised losses that have existed for more than six to twelve months are charged to the profit and loss account, unless it can be clearly demonstrated that the unrealised loss has since recovered.

Accordingly, the 2001 20-F now includes a line item in the US GAAP reconciliation for the aforementioned difference in treatment of impairments to ING's investments in equity securities in the amount of EUR 630 million after tax, EUR 685 million before tax (see attached table from 2001 20-F).

This line item was not included in the supplemental US GAAP information included in ING's *Annual Accounts 2001*, released on 28 February 2002. Therefore there are offsetting differences between the Annual Reports 2001 and the 2001 20-F as follows:

EUR millions	Net profit 2001	Equity 31 December 2001 (before profit appropriation)	Equity 31 December 2001 (after profit appropriation)
US GAAP, supplemental information in the Annual Accounts 2001:	2,400	36,431	38,831
US GAAP, included in the 2001 20-F filing:	1,770	37,061	38,831
	-630	+630	0

As a result of the treatment under US GAAP, the net profit 2001 decreases by EUR 630 million, while equity as of 31 December 2001, before profit appropriation, increases by EUR 630 million, as can be seen in the table.

The EUR 630 million is included in the aforementioned unrealised losses of EUR 1,166 million and therefore is also included in equity disclosed in ING's *Annual Accounts 2001*.

ING's Dutch GAAP 2001 Annual Accounts and ING's accounting principles (including profits, cash flows and solvency ratios) are not affected by the difference in treatment of impairments to ING's investments in equity securities under US GAAP.

Amounts are in millions of euros, unless otherwise stated

6.2. Reconciliation of Dutch GAAP shareholders' equity and net profit to U.S. GAAP:

	Shareholders' equity				Net profit
	2001	2000	2001	2000	1999
Amounts determined in accordance with Dutch GAAP:	**21,514**	**25,274**	**4,577**	**11,984**	**4,922**
Adjustments in respect of:					
a. Goodwill:					
Goodwill associated with acquisitions	16,645	16,287	(1,751)	(429)(1)	(517)
Negative goodwill associated with the 1991 merger				32	27
b. Real estate:					
Valuation	(3,678)	(3,329)	(230)	(216)	(191)
Realized gains and losses on sales			80	31	95
c. Valuation of debt securities	3,402	1,200	(263)	14	44
d. Realized results on sales of debt securities:					
Realized gains and losses on sales			301	16	74
Reversal of provision for yield differences	1,151	1,218	(180)	(228)	(188)
Amortization of premiums and discounts			(150)	(561)	(338)
e. Valuation of equity securities	–	–	(685)	–	–
f. Accounting for derivative financial instruments held for risk management	57	258	(111)	98	(355)
g. Deferred acquisition costs of insurance contracts	78	411	25	184	94
h. General provisions				(215)	(224)
i. Pension liabilities and pension costs	(704)	(735)	35	18	64
j. Post-employment benefits	20	21	(1)	(2)	16
k. Post-retirement benefits	73	79	(8)	50	(3)
l. Provision for life policy liabilities	(159)	(166)	2	(7)	(35)
m. Provision for future catastrophe and other insurance provisions	253	348	(413)	14	19
n. Valuation and profit recognition of equity investments	113	334	175	(221)	(37)
o. Stock compensation			(22)		
Sub-total	17,251	15,926	(3,196)	(1,432)	(1,455)
Tax effect of the adjustments	204	(208)	(375)	(361)	(328)
Minority interest in adjustments (after tax)	270	197	14	12	(5)
Total adjustments	17,317	16,331	(2,807)	(1,059)	(1,132)
Amounts determined in accordance with US GAAP:	**38,831**	**41,605**	**1,770**	**10,925**	**3,790**

(1) The adjustment recorded in 2000 for goodwill associated with acquisitions has been reduced by EUR 608 million as a result of a change in German tax law. Under Dutch GAAP, the release of deferred tax liabilities related to a prior acquisition of a group company is credited to equity as an adjustment to goodwill when the tax law is enacted. Under US GAAP, the adjustment is included in income from continuing operations for the period that included the enactment date.

Certain information concerning the U.S. GAAP treatment of unrealized losses on equity securities differs from that presented in the supplemental U.S. GAAP information we previously provided in connection with our Dutch GAAP annual report for the year 2001, and is noted on page F-90 hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. E. Drabbe
Assistant General Counsel

Dated: July 2, 2002